UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

American Virtual Cloud Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

030382105
(CUSIP Number)

Stratos Management Systems Holdings, LLC 2870 Peachtree Rd NW, Unit 509 Atlanta, GA 30305 Attention: Larry Mock (713) 331-4250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
10,228,929(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
10,228,929 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
10,228,929(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
15.1% (2)
14	Type of Reporting Person
PN

(1)

Consists of (i) 1,783,035 shares of common stock, par value $0.001 per share (the “Common Stock”) of American Virtual Cloud Technologies, Inc. (the “Issuer”) held directly by Stratos Management Systems Holdings, LLC (“Holdings”) and (ii) 8,445,894 shares of Common Stock held directly by Navigation Capital Partners II, L.P., a Delaware limited partnership (“Navigation Capital”). Navigation Capital controls Holdings and, as a result, may be deemed to indirectly beneficially own the securities directly held by Holdings.

(2)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

CUSIP No. 030382105

1	Names of Reporting Persons NCP General Partner II, LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
10,228,929 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
10,228,929 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
10,228,929 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
15.1% (2)
14	Type of Reporting Person
HC, OO

(1)

Consists of (i) 1,783,035 shares of Common Stock held directly by Holdings and (ii) 8,445,894 shares of Common Stock held directly by Navigation Capital. NCP General Partner II, LLC, a Delaware limited liability company (“NCP GP”), is the general partner of Navigation Capital, an entity that controls Holdings and, as a result, NCP GP may be deemed to indirectly beneficially own the securities held by each of Navigation Capital and Holdings.

(2)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 030382105

1	Names of Reporting Persons Lawrence E. Mock, Jr.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
21,173,995 (1)(2)(3)(4)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
21,173,995 (1)(2)(3)(4)

11	Aggregate Amount Beneficially Owned by Reporting Person
21,173,995 (1)(2)(3)(4)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
31.2% (5)
14	Type of Reporting Person
IN

(1)	Includes (i) 1,783,035 shares of Common Stock held directly by Holdings and (ii) 8,445,894 shares of Common Stock held directly by Navigation Capital. Lawrence E. Mock (“Mr. Mock”) is a manager of NCP GP, which is the general partner of Navigation Capital, which controls Holdings. As a result, Mr. Mock may be deemed to indirectly beneficially own the securities directly held by each of Holdings and Navigation Capital. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Includes 905,342 shares of Common Stock held directly by Nobadeer L.P. (“Nobadeer”). Mr. Mock is the general partner of Nobadeer, and as a result, may be deemed to indirectly beneficially own the securities held by Nobadeer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)

Includes 10,039,724 shares of Common Stock held directly by Navigation Capital Partners SOF I, LLC (“Investment Sub”). Investment Sub is a direct wholly-owned subsidiary of SPAC Opportunity Fund I, L.P. (“New SPAC Opps”), an entity controlled by Navigation Capital Partners, Inc. (“SPAC NCP”). Mr. Mock controls SPAC NCP, and as a result, may be deemed to indirectly beneficially own the securities held by SPAC NCP, New SPAC Opps and Investment Sub. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 030382105

1	Names of Reporting Persons John S. Richardson
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
10,228,929 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
10,228,929 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
10,228,929 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
15.1% (2)
14	Type of Reporting Person
IN

(1)	Includes (i) 1,783,035 shares of Common Stock held directly by Holdings and (ii) 8,445,894 shares of Common Stock held directly by Navigation Capital. John S. Richardson (“Mr. Richardson”) is a manager of NCP GP, which is the general partner of Navigation Capital, which controls Holdings. As a result, Mr. Richardson may be deemed to indirectly beneficially own the securities directly held by each of Holdings and Navigation Capital. Mr. Richardson disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 030382105

1	Names of Reporting Persons Stratos Management Systems Holdings, LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
1,783,035 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
1,783,035 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,783,035 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
2.6% (2)
14	Type of Reporting Person
OO

(1)	Consists of 1,783,035 shares of Common Stock held directly by Holdings.

(2)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners, Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
10,039,724 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
10,039,724 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
10,039,724 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
14.8% (2)
14	Type of Reporting Person
CO

(1)

Consists of 10,039,724 shares of Common Stock held directly by Investment Sub. Investment Sub is a direct wholly-owned subsidiary of New SPAC Opps, an entity controlled by SPAC NCP, and, as a result, SPAC NCP may be deemed to indirectly beneficially own the securities held by Investment Sub.

(2)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 030382105

1	Names of Reporting Persons SPAC Opportunity Fund I, L.P.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC, AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
10,039,724 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
10,039,724 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
10,039,724 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
14.8% (4)
14	Type of Reporting Person
OO

(1)

Consists of 10,039,724 shares of Common Stock held directly by Investment Sub. Investment Sub is a direct wholly-owned subsidiary of New SPAC Opps and, as a result, New SPAC Opps may be deemed to indirectly beneficially own the securities held by Investment Sub.

(2)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners SOF I, LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
10,039,724 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
10,039,724 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
10,039,724 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
14.8% (2)
14	Type of Reporting Person
OO

(1)	Consists of 10,039,724 shares of Common Stock held directly by Investment Sub.
(2)	Based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This statement (this “Amendment No. 5”) amends the amended and restated Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 26, 2021 (as amended to date, the “Schedule 13D”), and is being filed by (i) Navigation Capital Partners II, L.P., a Delaware limited partnership (“Navigation Capital”), (ii) NCP General Partner II, LLC, a Delaware limited liability company, and the general partner of Navigation Capital (“NCP GP”), (iii) Stratos Management Systems Holdings, LLC, a Delaware limited liability company (“Holdings”), (iv) Navigation Capital Partners SOF I, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of New SPAC Opps (as defined below) (“Investment Sub”), (v) SPAC Opportunity Fund I, L.P., a Delaware limited liability company (“New SPAC Opps”), (vi) Navigation Capital Partners, Inc., a Delaware corporation which controls New SPAC Opps (“SPAC NCP”), (vii) Lawrence E. Mock, a citizen of the United States of America (“Mr. Mock”) and (x) a manager of NCP GP and (y) an officer that controls SPAC NCP, and (viii) John S. Richardson, a citizen of the United States of America (“Mr. Richardson” and collectively with Navigation Capital, NCP GP, Holdings, Investment Sub, New SPAC Opps, SPAC NCP and Mr. Mock, the “Reporting Persons”) and a manager of NCP GP, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc., a Delaware corporation (referred to herein as the “Issuer”).

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1. Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 5.

Item 2. Identity and Background

The information regarding the securities and the Issuer contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Amendment No. 5.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 5.

Item 4. Purpose of Transaction

“Item 4. Purpose of Transaction” is hereby amended to add the following:

On November 15, 2021, Holdings distributed 8,757,662 shares of Common Stock to certain of its members, including 8,445,894 shares to Navigation Capital.

Item 5. Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)

	●	Holdings directly owns 1,783,035 shares of Common Stock, representing approximately 2.6% of the Common Stock of the Issuer.

	●	Navigation Capital directly owns 8,445,894 shares of Common Stock, and as the controlling member of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own 1,783,035 shares of Common Stock directly held by Holdings, together representing approximately 15.1% of the Common Stock of the Issuer. Navigation Capital disclaims beneficial ownership of the securities directly held by Holdings except to the extent of its pecuniary interest therein.

●	NCP GP, as the general partner of Navigation Capital, and Mr. Richardson, as a manager of NCP GP, may, pursuant to Rule 13d-3, be deemed to beneficially own 10,228,929 shares of Common Stock, representing approximately 15.1% of the Common Stock of the Issuer. Each of NCP GP and Mr. Richardson disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

●	Investment Sub directly owns 10,039,724 shares of Common Stock, representing approximately 14.8% of the Common Stock of the Issuer.

●	New SPAC Opps, as the sole member of Investment Sub, may, pursuant to Rule 13d-3, be deemed to beneficially own 10,039,724 shares of Common Stock, which represents approximately 14.8% of the Common Stock of the Issuer. New SPAC Opps disclaims beneficial ownership of the securities held directly by Investment Sub except to the extent of its pecuniary interest therein.

●	SPAC NCP, as the manager of New SPAC Opps, may, pursuant to Rule 13d-3, be deemed to beneficially own 10,039,724 shares of Common Stock, representing approximately 14.8% of the Common Stock of the Issuer. SPAC NCP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

●	Mr. Mock, as a manager of NCP GP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 1,783,035 shares of Common Stock held directly by Holdings and (ii) 8,445,894 shares of Common Stock held directly by Navigation Capital. Mr. Mock, given his ability to control SPAC NCP, may, pursuant to Rule 13d-3, be deemed to beneficially own 10,039,724 shares of Common Stock held directly by Investment Sub. In addition, Nobadeer, an unaffiliated entity of all of the Reporting Persons, except for Mr. Mock, directly holds 905,342 shares of Common Stock. Mr. Mock is the general partner of Nobadeer, and as a result, may be deemed to indirectly beneficially own securities held by Nobadeer. The foregoing securities, in the aggregate, represent approximately 31.2% of the Common Stock of the Issuer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The percentages set forth in Item 5(a) are based on 67,773,027 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Issuer’s Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

(d)	As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	On November 15, 2021, Holdings ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 5.

Item 7. Material to Be Filed as Exhibits

The information contained in “Item 7. Material to Be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Amendment No. 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2021	Navigation Capital Partners II, L.P.

By: NCP General Partner II, LLC, its general partner

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

NCP General Partner II, LLC

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

Lawrence E. Mock

	Signature:	/s/ Lawrence E. Mock

John S. Richardson

Signature:	/s/ John S. Richardson

Stratos Management Systems Holdings, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Chief Executive Officer and
President

Navigation Capital Partners, Inc.

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Managing Partner

SPAC Opportunity Fund I, L.P.

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Manager

Navigation Capital Partners SOF I, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Manager